UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

EXPLANATORY NOTE

On May 30, 2024, Avino Silver & Gold Mines Ltd. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “AGM”). At the AGM, the Company’s shareholders voted upon each of the proposals (the “Proposals”) that were described in the Company’s Notice and Proxy Statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 14, 2024.

At the AGM, all resolutions proposed to shareholders were duly passed, including the resolution for the approval of the Company’s 2024 10% Rolling Stock Option Plan (the “Plan”). The Plan was previously approved by the Board of Directors of the Company on April 26, 2024, and is attached as Exhibit 4.1.

This Form 6-K, including exhibit 4.1 attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration file number 333-270315) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document
4.1	2024 10% Rolling Stock Option Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: June 7, 2024	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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